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                                                                    EXHIBIT 12.1
NORTEL NETWORKS LIMITED


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (U.S. GAAP)

                                                                                     YEAR ENDED DECEMBER 31,
                                                       NINE MONTHS ENDED
                                     USD IN MILLIONS    SEPT. 30, '2000    1999      1998      1997      1996     1995
                                                        ---------------    ----      ----      ----      ----     ----
Consolidated pretax earnings(losses) from continuing
operations before adjustments for minority interests
in consolidated subsidiaries or income or loss from
equity investees                                              (288.0)      158.0    (781.0)   1,173.0    852.0    568.1

ADD

Fixed Charges                                                  278.1       351.0     366.5      250.6    248.2    220.2
Amortization of capitalized interest                               -           -         -          -        -        -
Distributed income of equity investees                             -           -         -          -        -        -
NNL's share of pre-tax losses of equity investees
for which charges arising from guarantees are
included in fixed charges                                          -           -         -          -        -        -

LESS

Interest capitalized                                               -           -         -          -        -        -
Preference security dividend requirements of
consolidated subsidiaries                                          -           -         -          -        -        -
The minority interest in pre-tax income of
subsidiaries that have not incurred
fixed charges                                                    8.9         2.7      10.6       (0.7)       -        -
                                                        ---------------------------------------------------------------
                         EARNINGS (LOSS) AS ADJUSTED            (1.0)      511.7    (403.9)   1,422.9  1,100.2    788.3

FIXED CHARGES

Interest expensed and capitalized                              117.0       164.0     222.0      161.6    167.4    152.9
Amortized premiums, discounts and capitalized
expenses related to indebtedness                                 0.7         1.0       1.0        1.1      1.5      1.6
Estimate of the interest within rental
expense (1/3 of rental expense
on operating leases deemed to be
interest expense)                                              160.3       186.0     143.5       87.9     79.3     65.7
Preference security dividend requirements of
consolidated subsidiaries                                          -           -         -          -        -        -
                                                       ----------------------------------------------------------------
                                 TOTAL FIXED CHARGES           278.1       351.0     366.5      250.6    248.2    220.2


RATIO OF EARNINGS TO FIXED CHARGES                             -  (1)       1.45     -  (2)      5.68     4.43     3.58
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(1)  Earnings calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the nine months ended September 30, 2000 by approximately
     $279 million

(2) Earnings calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 1998 by approximately $770 million